YOGA ED. LLC

FINANCIAL STATEMENT FOR THE YEARS ENDED DECEMBER 31, 2019 & 2018

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS



Belle Business Services

Certified Public Accountants

INDEPENDENT ACCOUNT'S REVIEW REPORT

To Management
Yoga Ed. LLC
Honolulu, Hawaii

We have reviewed the accompanying financial statements of Yoga Ed. LLC, which comprise the balance sheets as of December 31, 2019 and 2018, and the related statements of income, statements of equity and statements of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Belle Business Services, LLC

Belle Business Services, LLC
September 23, 2020

YOGA ED. LLC
BALANCE SHEETS
DECEMBER 31, 2019 AND 2018

ASSETS

	2019	2018
CURRENT ASSETS		
Cash and cash equivalents	$ 11,268	$ 16,415
Inventory	8,548	8,931
Prepaid expenses and other current assets	1,649	1,649
TOTAL CURRENT ASSETS	21,465	26,995
PROPERTY AND EQUIPMENT		
Property and equipment, net	5,310	6,568
OTHER ASSETS		
Intangible assets	112,188	122,575
	112,188	122,575
TOTAL ASSETS	$ 138,964	$ 156,139

LIABILITIES AND SHAREHOLDERS' EQUITY

	2019	2018
CURRENT LIABILITIES		
Accounts payable	$ 5,690	$ 24,346
Accrued expenses	217	141
Line of credit	58,029	34,000
TOTAL CURRENT LIABILITIES	63,935	58,487
TOTAL LIABILITIES	63,936	58,487
SHAREHOLDERS' EQUITY		
Shareholders' equity	75,028	97,652
TOTAL SHAREHOLDERS' EQUITY	75,028	97,652
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 138,964	$ 156,139

See independent accountant's review report and accompanying notes to financial statements.

YOGA ED. LLC
STATEMENTS OF INCOME
DECEMBER 31, 2019 AND 2018

	2019	2018
REVENUES	$ 418,468	$ 357,786
COST OF GOODS SOLD	383	3,464
GROSS PROFIT	418,085	354,321
OPERATING EXPENSES		
Advertising and marketing	96,618	30,256
Computer and software	31,512	43,196
Conferences	1,517	9,520
Depreciation and amortization	11,645	10,490
Education and training	3,627	22,256
General and administrative	45,419	74,778
Legal and professional	5,020	91,477
Management fee	97,645	46,120
Payroll expense	14,824	23,272
Rent expene	19,790	17,385
Subcontractors	109,686	40,754
TOTAL OPERATING EXPENSES	437,303	409,504
NET OPERATING INCOME	(19,218)	(55,182)
OTHER INCOME/(EXPENSES)		
Interest expense	(3,399)	(1,988)
TOTAL OTHER INCOME/(EXPENSES)	(3,399)	(1,988)
NET LOSS	$ (22,617)	$ (57,170)

See independent accountant's review report and accompanying notes to financial statements.

YOGA ED. LLC
STATEMENTS OF EQUITY
DECEMBER 31, 2019 AND 2018

	Contributions/ (Distributions)	Retained Earnings (Accumulated Deficit)	Total
BEGINNING BALANCE, JANUARY 1, 2018	257,333	$ (102,512)	$ 154,822
Net income		(57,170)	$ (57,170)
ENDING BALANCE, DECEMBER 31, 2018	$ 257,333	$ (159,682)	$ 97,652
Distributions	(7)	-	$ (7)
Net income	-	(22,617)	$ (22,617)
ENDING BALANCE, DECEMBER 31, 2019	$ 257,326	$ (182,298)	$ 75,028

See independent accountant's review report and accompanying notes to financial statements.

YOGA ED. LLC
STATEMENT OF CASH FLOWS
DECEMBER 31, 2019 AND 2018

	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (22,617)	$ (57,170)
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Depreciation and amortization expense	11,645	10,490
(Increase) decrease in assets:		
Accounts receivable	-	-
Inventory	383	1,491
Prepaid expenses and other current assets	-	-
Increase (decrease) in liabilities:		
Accounts payable	(18,656)	13,121
Accrued expenses	75	141
CASH USED FOR OPERATING ACTIVITIES	(29,169)	(31,927)
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash used for intangible assets	-	(9,000)
Cash used for fixed assets	-	(795)
CASH PROVIDED BY (USED FOR) INVESTING ACTIVITIES	-	(9,795)
CASH FLOWS FROM FINANCING ACTIVITIES		
Distributions	(7)	-
Draws from line of credit	24,029	34,000
CASH PROVIDED BY INVESTING ACTIVITIES	24,022	34,000
NET DECREASE IN CASH	(5,147)	(7,722)
CASH AT BEGINNING OF YEAR	16,415	24,137
CASH AT END OF YEAR	$ 11,268	$ 16,415
CASH PAID DURING THE YEAR FOR:		
INTEREST	$ 3,399	$ 1,988
INCOME TAXES	$ -	$ -

See independent accountant's review report and accompanying notes to financial statements.

1. <u>**Summary of Significant Accounting Policies**</u>

   The Company
   Yoga Ed. LLC (the "Company") was incorporated in the State of Hawaii on July 31, 2015. The Company is an educational company dedicated to changing education though the practice of yoga. Their mission is to empower school communities with yoga and mindfulness to cultivate health and wellness in children, teens and adults. Through evidence-based training, classes and resources, the Company equips individuals with yoga and mindfulness tools to sustainably improve their own wellness and the lifelong health of the children and teens they work with.

   Fiscal Year
   The Company operates on a December 31st year-end.

   Basis of Presentation
   The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP).

   Use of Estimates
   The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

   Cash and Cash Equivalents
   The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2019, and 2018, the Company held no cash equivalents.

   Risks and Uncertainties
   The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

   The Coronavirus Disease of 2019 (COVID-19) has recently affected global markets, supply chains, employees of companies, and our communities. Specific to the Company, COVID-19 may impact various parts of its 2020 operations and financial results including shelter in place orders, material supply chain interruption, economic hardships affecting funding for the Company's manufacturing, and effects the Company's workforce. Management believes the Company is taking appropriate actions to mitigate the negative impact. However, the full impact of COVID-19 in unknown and cannot be reasonably estimated as of December 31, 2019.

1.   **Summary of Significant Accounting Policies (continued)**

Accounts Receivable
The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.

The Company evaluates the collectability of accounts receivable on a customer-by-customer basis. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected. The reserve is a discretionary amount determined from the analysis of the aging of the accounts receivables, historical experience and knowledge of specific customers. As of December 31, 2019, and 2018, the Company had no accounts receivable.

Inventory
Inventories are stated at the lower of standard cost (which approximates cost determined on a first-in, first-out basis) or market. At December 31, 2019, and 2018, the balance of inventory related to finished goods was $8,548 and $8,931, respectively.

Intangible Assets
The Company has recorded intangible assets at cost. The intangible assets consist of website development, which is amortized over fifteen years. Amortization expense for the period ending December 31, 2019, and 2018, was $10,387 and $10,387, respectively.

Property and Equipment
Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Office equipment is depreciated over three years. Repair and maintenance costs are charged to operations as incurred and major improvements are capitalized. The Company reviews the carrying amount of fixed assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

Income Taxes
The Company has elected to be treated as an S Corporation for federal income tax purposes. Pursuant to an election under Subchapter S of the Internal Revenue Code, the Company's earnings are included on the stockholders' personal income tax returns and taxed depending on their personal tax situations. Accordingly, no provision has been made for Federal income taxes.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company is subject to a general excise tax in the State of Hawaii.

1.   <u>**Summary of Significant Accounting Policies (continued)**</u>

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1   - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2   - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3   - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk
From time to time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound and the risk of loss is low.

Revenue Recognition
The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. As of December 31, 2019, and 2018, the Company had recognized sales of $418,468 and $357,786, respectively.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation are expensed as incurred.

2.   <u>Summary of Significant Accounting Policies (continued)</u>

New Accounting Pronouncements
There are no recent accounting pronouncements that are expected to have a material impact on the Company's financial position.

3.   <u>Commitments and Contingencies</u>

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

4.   <u>Property and Equipment</u>

Property and equipment consisted of the following at December 31, 2020:

Property and equipment at cost:		2019		2018
Office equipment	$	8,385	$	8,385
		8,385		8,385
Less: Accumulated depreciation		3,075		1,817
Total	$	5,310	$	6,568

5.   <u>Line of Credit</u>

The Company has a $75,000 line of credit with a commercial bank. The line of credit bears 5.8% interest. The line is personally guaranteed by a majority shareholder of the Company. Minimum monthly payments on the line are $350 per month. Management intends to have it paid off by October 2021. As of December 31, 2019, and 2018, the Company had $58,029 and $34,000, respectively, outstanding on the line of credit.

6.   <u>Subsequent Events</u>

During 2020, the Company redeemed ownership in the Company from a shareholder. The Company will be making twelve monthly payments of $1,206 a month to the previous shareholder.

During 2020, the Company borrowed $64,000 from a majority shareholder of the Company. The loan holds a 7% per annum interest rate and minimum monthly payments of $4,881. This is an unsecured loan. Payments start in September 2020 and the maturity date will be in October 2021.

The Company has evaluated subsequent events through September 23, 2020, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.